UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

July 9, 2003
Date of Report (Date of earliest event reported)

ACXIOM CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	0-13163	71-0581897
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 Information Way, P.O. Box 8180, Little Rock, Arkansas	72203-8180
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: 501-342-1000

ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS.

    (c)   Exhibits

        99.1   Press Release dated July 9, 2003

ITEM 9. REGULATION FD DISCLOSURE.

    See Item 12.   Results of Operations and Financial Condition.

ITEM 12. RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

On July 9, 2003, Acxiom Corporation (the "Company") issued a press release announcing that it expects to achieve its revenue and earnings guidance for the first quarter of fiscal 2004 ended June 30, 2003, and reaffirmed its revenue, earnings per share and free cash flow guidance for fiscal 2004 ending March 31, 2004. The press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 11, 2003

                        ACXIOM CORPORATION

                        By: /s/ Jerry C. Jones
                        Name: Jerry C. Jones
                        Title: Business Development/Legal Leader

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release of the Company dated July 9, 2003.

Exhibit 99.1

For more information, contact:
Robert S. Bloom
Financial Relations Leader
Acxiom Corporation
(501) 342-1321

Acxiom® Confirms Revenue, Earnings Guidance for First Quarter
Company Also Confirms Guidance for Full Fiscal Year

LITTLE ROCK, Ark. – July 9, 2003 – Acxiom® Corporation (Nasdaq:ACXM), today confirmed that it expects to achieve its revenue and earnings guidance for the first quarter of fiscal 2004 ended June 30, 2003, and reaffirmed its revenue, earnings per share and free cash flow guidance for fiscal 2004 ending March 31, 2004. This guidance was previously announced May 14, 2003.

Acxiom expects to issue its complete first-quarter earnings release after market close on July 23, 2003, and has scheduled a conference call at 4:30 p.m. CDT that day to discuss the results.

About Acxiom

Acxiom Corporation (Nasdaq: ACXM) integrates data, services and technology to create and deliver customer and information management solutions for many of the largest, most respected companies in the world. The core components of Acxiom's innovative solutions are Customer Data Integration (CDI) technology, data, database services, IT outsourcing, consulting and analytics, and privacy leadership. Founded in 1969, Acxiom is headquartered in Little Rock, Arkansas, with locations throughout the United States, and in the United Kingdom, France, Australia and Japan.

This release contains forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially; such statements include but are not necessarily limited to the following: 1) that the results and future results of the Company will be within the indicated ranges; 2) that the business pipeline and that our current cost structure will allow the Company to continue to meet or exceed revenue, earnings and free cash flow projections; 3) that new contracts and contract renewals will generate the indicated amounts of revenue; and 4) that the forecasts for the Company are conditioned upon modest improvement in the general economic environment. The following are important factors, among others, that could cause actual results to differ materially from these forward-looking statements: The possibility that certain contracts may not be closed or closed within the anticipated time frames; the possibility that certain contracts may not generate the anticipated revenue or profitability; the possibility that economic or other conditions might lead to a reduction in demand for the Company's products and services; the possibility that the current economic slowdown may worsen and/or persist for an unpredictable period of time; the possibility that economic conditions will not improve as expected; the possibility that significant customers may experience extreme, severe economic difficulty; the possibility that the fair value of certain assets of the company may not be equal to the carrying value of those assets

now or in future time periods; the possibility that sales cycles may lengthen; the continued ability to attract and retain qualified technical and leadership associates and the possible loss of associates to other organizations; the ability to properly motivate the sales force and other associates of the Company; the ability to achieve cost reductions and avoid unanticipated costs; the continued availability of credit upon satisfactory terms and conditions; the introduction of competent, competitive products, technologies or services by other companies; potential pricing pressure due to market conditions and/or competitive products and services; changes in consumer or business information industries and markets; the Company's ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; the difficulties encountered when entering new markets or industries; changes in the legislative, accounting, regulatory and consumer environments affecting the Company's business including but not limited to litigation, legislation, regulations and customs relating to the Company's ability to collect, manage, aggregate and use data; data suppliers might withdraw data from the Company, leading to the Company's inability to provide certain products and services; short-term contracts affect the predictability of the Company's revenues; the possibility that the amount of ad hoc, volume based and project work will not be as expected; the potential loss of data center capacity or interruption of telecommunication links or power sources; postal rate increases that could lead to reduced volumes of business; customers that may cancel or modify their agreements with the Company; the potential disruption of the services of the United States Postal Service, their global counterparts and other delivery systems; the successful integration of any acquired businesses; and other competitive factors. With respect to the providing of products or services outside the Company's primary base of operations in the U.S., all of the above factors and the difficulty of doing business in numerous sovereign jurisdictions due to differences in culture, laws and regulations. Other factors are detailed from time to time in the Company's periodic reports and registration statements filed with the United States Securities and Exchange Commission. Acxiom believes that it has the product and technology offerings, facilities, associates and competitive and financial resources for continued business success, but future revenues, costs, margins and profits are all influenced by a number of factors, including those discussed above, all of which are inherently difficult to forecast. Acxiom undertakes no obligation to update the information contained in this press release or any other forward-looking statement.

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